Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

June 8, 2011

Item 3 News Release

The news release was disseminated on June 8, 2011 by Marketwire.

Item 4 Summary of Material Change

Augusta announces that at its Annual General Meeting which was held this morning, the Company’s shareholders have elected John R. Brodie to the Company’s Board of Directors. The Board of Directors is now comprised of Timothy Baker, John Brodie, Donald Clark, Gil Clausen, W. Durand (Randy) Eppler, Christopher Jennings, Robert Wares and Richard Warke (Executive Chairman).

Item 5 Full Description of Material Change

Augusta announces that at its Annual General Meeting which was held this morning, the Company’s shareholders have elected John R. Brodie to the Company’s Board of Directors. The Board of Directors is now comprised of Timothy Baker, John Brodie, Donald Clark, Gil Clausen, W. Durand (Randy) Eppler, Christopher Jennings, Robert Wares and Richard Warke (Executive Chairman).

Mr. Brodie is a Fellow of Chartered Accountants (FCA) and was formerly a partner at KPMG LLP. He was elected a fellow for distinguished service to the profession by the Institute of Chartered Accountants of British Columbia. He currently is the President of John R. Brodie Capital and serves on the Board of several public companies in the resource and manufacturing sector.

“John brings exceptional financial oversight and governance experience to our Board,” said Richard Warke, Chairman of the Board. “We are delighted at his appointment and believe his expertise will contribute greatly to Augusta.”

The Company also announces the resignation of Michael A. Steeves from the Board of Directors. Mr. Steeves has been a valued member of the Board since 1999. The Company would like to thank him for his dedication over the last 12 years and wishes him the best in his retirement.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Corporate Secretary

Item 9 Date of Report

June 8, 2011